Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 16 DATED JANUARY 25, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary

On January 19, 2018, we directly acquired an additional property within the ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary”), for an initial purchase price of $910,377 which is the initial stated value of our additional equity interest in the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary (the “NPSC VIRGIL Investment”).

The Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary used the proceeds to acquire an existing 1,440 SF single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC VIRGIL#2 Property”).

The NPSC VIRGIL Investment was funded with $712,000 in proceeds from that certain Promissory Grid Note by and between us and the sponsor, and the remaining amount was funded with proceeds from our Offering.

The Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary is managed by us and it is anticipated that the controlled subsidiary will transfer or turn into a joint venture in the future.

Pursuant to the agreements governing the NPSC VIRGIL Investment (the “NPSC VIRGIL Operative Agreements”), we have full authority for the management of the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary, including the NPSC VIRGIL Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the NPSC VIRGIL Investment, paid directly by the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary. We anticipate retaining these control rights if the controlled subsidiary is contributed or turned into a joint venture structure in the future.

In addition to the purchase price of $910,377, we anticipate combining the NPSC Virgil #2 Property with NPSC Virgil Property and spending aggregate costs of approximately $625,000 to complete entitlement approvals yielding ten (10) small lot homes. The business plan then entails selling the property upon completion of entitlements. The property also may be leased prior to sale, though this cannot be guaranteed. There can be no assurance that the anticipated completion cost will be achieved.

The NPSC VIRGIL Investment is anticipated to be held for 24 to 36 months, including sale upon completion of entitlements. We believe the property will be able to achieve up to a 21.5% profit margin upon sale based on a $325,000 per entitled lot sellout price. However, there can be no assurance that such value will be achieved.

The NPSC VIRGIL Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for entitled small lot land in the immediate submarket. The Greater Echo Park neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the submarket a desirable investment location.